FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

 the Securities Exchange Act of 1934

For the month of: April, 2023	Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of registrant)

150 – 6th Avenue S.W.

P.O. Box 2844

Calgary, Alberta

Canada, T2P 3E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date: April 27, 2023	By: “Shawn Poirier”
Shawn Poirier Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated April 26, 2023, Suncor Energy to acquire TotalEnergies' Canadian operations for $5.5 billion, plus additional potential payments up to an aggregate maximum of $600 million

EXHIBIT 99.1

News Release dated April 26, 2023, Suncor Energy to acquire TotalEnergies' Canadian operations for $5.5 billion, plus additional potential payments up to an aggregate maximum of $600 million